November 1, 2006

pSivida Quarterly Cash Flow - 30 September 2006
Commentary and Highlights

Retisert™ royalty income doubles
Registration statements declared effective by the SEC
Convertible Note reduced and restrictions eased

Boston, MA. and Perth, Australia - Global bio-nanotech company pSivida Limited (ASX:PSD, NASDAQ:PSDV, Xetra:PSI) is pleased to release its quarterly cash flow statement for the period ended 30 September 2006.

Retisert™ Royalties
Royalty revenue recorded in the quarter totalled A$328,000 (US$248,000), approximately a 100% increase from the previous quarter. The reported amount is 50% of the actual revenues earned in this fiscal quarter in accordance with a royalty advance agreement the Company entered into with Bausch & Lomb in June 2005. The Company believes this doubling of royalty revenues is related to increased promotional activity by Bausch & Lomb and demonstrates growing acceptance by the ophthalmic medical community in the United States to treat patients with this novel, controlled delivery, back of the eye product.

Cash Flow
Cash at the end of the quarter was A$7.9 million (US$5.9 million) following significant one off expenditure relating to the Sandell convertible note, previously announced.

The Company expects to close a financing transaction in the quarter ending December 31, 2006.

SEC Registration
Registration statements related to resale of shares issued or issuable pursuant to the August 2005 PIPE, the November 2005 Convertible Note and the December 2005 acquisition of Control Delivery Systems (CDS) have been declared effective by the Securities and Exchange Commission (SEC). As of October 31, 2006 the Company has filed its audited financial statements for the fiscal year ended 30 June 2006 including reconciliation to financial results under US GAAP.  Therefore, the resales of ADSs which are registered by these three registration statements are now able to take place under the applicable prospectuses.

Further amendment to Subordinated Convertible Debentures
In a significant post-balance date event, the Company has amended terms with Sandell Asset Management Corporation, investment advisor to Castlerigg Master Investments with respect to the Subordinated Convertible Note dated 16 November 2005. The “Net Cash Balance Test” was amended to reduce the required minimum cash balance that the Company must retain from 30% of the aggregate remaining unamortized or unconverted principal amount of the Notes then outstanding (presently A$16.7m or US$12.5m) to A$2.0m (US$1.5m) effective until 30 March 2007 at which time the 30% requirement will apply again. As a registration statement delay payment to the Note Holder, the Company will make a one time payment of A$1.1m (US$800k) on 28 December 2006. The Company will make further payments of A$200k (US$150k) on each of 31 January 2007, 28 February 2007 and 30 March 2007.

Operational Restructure
The Company has made operational changes to bring about cost savings and make more efficient use of resources by directing resources away from its earlier stage, higher risk research and development activities and reducing spending in these areas. To this end, the research operations located in our facilities in Malvern, UK and Singapore have been reduced. The Company is moving to reduce corporate overhead as it continues to move its head office from Perth, Australia to Boston, Massachusetts over the coming months.

Medidur™
Medidur™ is our lead programme utilising our Durasert™ Technology, an advanced delivery platform which is being advanced through a series of product development opportunities. The MedidurTM product delivers fluocinolone acetonide to treat diabetic macular edema (DME) which we consider to be a major ophthalmic market opportunity. This product is in the final stage of the development programme, a global Phase III clinical trial, with clinical centres in the US, Canada, Europe and Asia. The Company has partnered with Alimera Sciences to develop Medidur™ for DME, a leading cause of blindness for people under the age of 65, with some 500,000 persons in the United States affected. The disease is characterized by a swelling of the retina and loss of vision. Currently, the only FDA approved treatment is laser therapy in which holes are burned into the macula with a laser. That treatment is often ineffective or generally provides only temporary benefit. There are currently no approved drug therapies for the treatment of DME.

The Durasert™ Technology underlying Medidur™ is also being evaluated in other programmes funded by large pharmas, one of the largest medical device companies and smaller biotech companies, for the delivery of their respective proprietary compounds. Two of these programmes have entered key pre-clinical in vivo evaluation. The Company believes that the broader exploitation of this technology through such funded collaborations potentially represents a fast-to-market solution for our pharma industry partners and a value-generating opportunity for the Company.

Mifepristone™ Eye Drops
The Company’s proprietary approach to the treatment of steroid-associated elevated intraocular pressure, has entered Phase IIb clinical trials in the United States under an investigator sponsored IND and is expected to involve up to 45 patients.

BrachySil™
Development of the BioSilicon™ delivery platform is focussed on the leading clinical product BrachySil™ which is in multicentre Phase IIb trials for primary liver cancer. This phase of the clinical development programme was reset to optimise the protocol following valuable clinical experience and feedback gained in the first planned patient cohort. The study has provided essential clinical data to support determination of the optimum dose for the product and its delivery to larger tumours.

The Company also reports the first BrachySil™ treatments in patients with pancreatic cancer, a disease of high unmet clinical need and a significant potential market opportunity for this targeted oncology therapy. The Phase IIa trial commenced at Guys & St Thomas’ Hospital in London and is expected to commence in Singapore following the necessary approvals.

The Company is presently in negotiation with a potential licensee to share the cost of both the liver and pancreatic cancer trials now that these trials have entered more advanced stages of the development process.

BioSilicon™
The application of BioSilicon™ for drug delivery to enhance bioavailability and/or control drug release will focus on partner-funded R&D programmes. The Company is conducting and negotiating additional evaluation agreements.

The BioSilicon™ platform has been further enhanced by the demonstration of adjuvant properties as well as the demonstration of key imaging properties by our wholly owned subsidiary, AION Diagnostics.

Non-Core Activities
The Company is considering strategic alternatives with respect to its non-core activities, including raising additional cash, reducing its cash burn and focusing on core activities. Further to this strategy, the Company stands to receive potential revenue from its license to AION of BioSilicon™ technology for use in diagnostic products.

Annual General Meeting
The Company has provided Notice of an Annual General Meeting to be held in Perth, Australia at 10:00am WST on 15 November 2006. Members of the Board of Directors will be in attendance and shareholders are encouraged to attend to be advised on further completion of milestones and future developments that the Board believes will result in considerable growth of the Company over the coming year.

Highlights and Announcements for the Quarter and Post-Quarter

First patients implanted in European Pancreatic Cancer Study
The first patients have been implanted with BrachySil™ for the treatment of inoperable pancreatic cancer at Guys & St Thomas’ Hospital in London, a major centre for cancer therapy in the United Kingdom. The treatment delivers BrachySil™ directly to a tumour in the pancreas via endoscopic ultrasound (used to assist in locating the delivery point). BrachySil™ is a novel oncology product which comprises a combination of BioSilicon™ and the isotope 32Phosphorus, a proven anti-cancer therapeutic. The targeted and localized nature of the product could potentially provide oncologists with an effective and user-friendly treatment for this disease which has a high unmet clinical need.

Initiation of Phase II clinical study of novel ophthalmic product
The Company initiated a Phase II clinical trial of Mifepristone (otherwise known as RU486) as an eye drop treatment for steroid associated elevated intraocular pressure (IOP). The investigator sponsored trial is expected to involve up to 45 patients in the United States. The Company will be supplying clinical trial material for this study and has filed a patent application on this product class. Elevated IOP may occur in patients receiving steroidal treatment for chronic eye diseases. This study represents a potential new use of an existing drug, made possible by a new delivery system.

Terms renegotiated with existing convertible note holder
The definitive documentation related to the previously announced, renegotiated terms of the Convertible Note, dated 16 November 2005, between the Company and Castlerigg Master Investments Ltd. was completed on 14 September 2006. The renegotiated terms provided for the lifting of restrictions on future sales of securities and also provided for an extension to the registration deadline under the Company’s registration rights agreement with the note holder. The Company signed a further amendment with the note holder on 17 October 2006 to revise the terms of the convertible note to provide temporary relief from the minimum cash balance requirement. The Company is required to make certain penalty payments to Castlerigg from December 2006 through March 2007.

Retisert™ Wins International Award
A paper co-authored by pSivida’s Director of Strategy, Dr Paul Ashton, describing the initial clinical work on the Company’s lead ophthalmology product Retisert™, had been awarded first prize in the field of Clinical Uveitis by the DUAG (Deutsche Uveitis-Arbeitsgemeinschaft), the umbrella organisation of all German uveitis patient interest groups. The awards are to honour the three best publications in peer-reviewed journals from the previous year that have made a significant contribution to the area of clinical or basic science in uveitis research, as judged by an international committee of some of the world’s leading uveitis specialists.

Additional funding secured
The Company signed an agreement with the Absolute Europe Catalyst Fund, Absolute Octane Fund and Australian IT Investments Ltd, to purchase US$6.5m (A$8.5m) of Subordinated Convertible Debentures convertible into ADSs at an initial conversion price of US$2.00 per ADS (A$0.27 per ordinary share). The agreement was completed and announced on 27 September 2006 and raised cash, net of expenses of A$6.7m (US$5.0m).

BioSilicon™ demonstrates Adjuvant properties for delivery of Vaccines
The novel drug delivery platform, BioSilicon™ has demonstrated the capability to act as an adjuvant when delivered with an antigen. BioSilicon™ alone does not stimulate the immune system. The BioSilicon™-antigen combinations resulted in an enhanced immune response based on in vivo antibody responses. This finding opens up the potential for exploiting BioSilicon™ not only for the delivery of vaccines, but also enhancing the immune response to those vaccines.

This release does not constitute an offer of any securities for sale or solicitations of offers to buy any securities of the Company.

-ENDS-

Released by:

pSivida Limited Brian Leedman Investor Relations Director pSivida Limited Tel: + 61 8 9226 5099 brianl@psivida.com	US Public Relations Beverly Jedynak President Martin E. Janis & Company, Inc Tel: +1 (312) 943 1100 ext. 12 bjedynak@janispr.com	European Public Relations Accent Marketing limited Eva Reuter Tel: +49 (254) 393 0740 e.reuter@e-reuter-ir.com

NOTES TO EDITORS:

pSivida is a global bio-nanotech company committed to the biomedical sector and the development of drug delivery products. Retisert™ is FDA approved for the treatment of uveitis. Vitrasert® is FDA approved for the treatment of AIDS-related CMV Retinitis. Bausch & Lomb own the trademarks Vitrasert® and Retisert™. pSivida has licensed the technologies underlying both of these products to Bausch & Lomb. The technology underlying Medidur™, a treatment for diabetic macular edema, is licensed to Alimera Sciences and is in Phase III clinical trials.

pSivida owns the rights to develop and commercialise a modified form of silicon (porosified or nano-structured silicon) known as BioSilicon™, which has applications in drug delivery, wound healing, orthopaedics, and tissue engineering. pSivida’s subsidiary, AION Diagnostics Limited is developing diagnostic products and the subsidiary pSiNutria is developing food technology products both using BioSilicon™.

pSivida’s intellectual property portfolio consists of 76 patent families, 95 granted patents including patents accepted for issuance and over 250 patent applications. pSivida conducts its operations from offices and facilities near Boston in the United States, Malvern in the United Kingdom, Perth in Australia and Singapore.

pSivida is listed on NASDAQ (PSDV), the Australian Stock Exchange (PSD) and on the Frankfurt Stock Exchange on the XETRA system (German Symbol: PSI. Securities Code (WKN) 358705). pSivida is a founding member of the NASDAQ Health Care Index and the Merrill Lynch Nanotechnology Index.

The Company's largest shareholder and a strategic partner is QinetiQ, a leading international defence, security and Technology Company, formed in 2001 from the UK Government's Defence Evaluation & Research Agency (DERA). QinetiQ (QQ.) was instrumental in discovering BioSilicon™ and pSivida’s strong relationship with QinetiQ includes access to its cutting edge research and development facilities.

This document contains forward-looking statements that involve risks and uncertainties. The statements reference potential products, applications and regulatory approvals. Although we believe that the expectations reflected in such forward-looking statements are reasonable at this time, we can give no assurance that such expectations will prove to be correct. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. Actual results could differ materially from those anticipated in these forward-looking statements due to many important factors including: our inability to raise additional funds at favorable terms or any terms in the quarter ending 31 December 2006 or otherwise; the failure of our current discussions regarding a financing transaction; our inability to complete any other capital raising initiatives that we are considering, including sale of equity securities, spin offs, strategic collaborations and monetisation of assets, with third parties; Bausch & Lomb’s failure to maintain or increase its promotional activity related to Retisert™; the failure of the ophthalmic medical community in the United States to continue to accept Retisert™ to treat patients with uveitis; issues preventing or delaying the filing of the Company’s audited financial statements for the fiscal year ended June 30, 2006, including a reconciliation of the results under US GAAP or other events preventing selling shareholders named in the Company’s registration statements to be permitted to utilize those registration statements to sell the securities; the Company’s failure to reduce corporate overhead; the Company’s failure to successfully move its head office from Perth, Australia to Boston, Massachusetts over the coming months or at all; the failure of Medidur™ for DME to represent a large ophthalmic market opportunity; the failure of any funded development collaborations to result in a fast-to-market solution for our pharma industry partners or a value-generating opportunity for the Company; the failure of our clinical trials for the treatment of steroid-associated elevated intraocular pressure; our failure to obtain required approvals to expand our the Phase IIa trial commenced at Guys & St Thomas’ Hospital in London to Singapore; failure of our negotiations with potential licensee parties to share the cost of both the liver and pancreatic cancer trials; our failure to find partners to participate in and fund BioSilicon™ drug delivery R&D programmes; AION’s failure to achieve revenues from the BioSilicon™ technology for use in diagnostic products resulting in royalty payments; our inability to achieve milestones and future developments expected to lead to growth of the Company over the coming year; failure of BrachySil™ to represent an effective and user-friendly treatment for pancreatic cancer; our inability to repay the amended convertible notes and new convertible notes; our inability to develop proposed products, including without limitation, in the drug delivery, wound healing, orthopedics, and tissue engineering, diagnostics and food technology fields; failure of our evaluation agreements to result in license agreements; failure to develop applications for BioSilicon™ due to regulatory, scientific or other issues; failure to complete negotiations for new centers for the BrachySil™ Phase IIb clinical trial for inoperable primary liver cancer; failure of our discussions with the FDA for BrachySil™ to continue or to lead to FDA approval; failure of the BrachySil™ Phase IIb clinical trial for inoperable primary liver cancer to determine the optimal dose, provide key safety data or support future pivotal efficacy trials or product registration or approval; failure of the BrachySil™ primary liver program that is in Phase IIb clinical trials to provide a valuable platform for the development and commercialization of BrachySil™ for pancreatic cancer and other indications; failure to commence Phase IIa BrachySil™ trials for the treatment of pancreatic cancer; failure of the findings of the pancreatic cancer Phase IIa trial to provide a platform for further multicenter efficacy and safety trials; failure of there to be optimization and standardization between our two  pancreatic cancer study centers; failure of the results of the Retisert™ for DME trial to be a good indicator of the results of pSivida’s ongoing Phase III Medidur™ for DME trial; failure of the Medidur™ trials in DME to show a very similar improvement in visual acuity and diabetic retinopathy severity score as Retisert™ for DME; failure of Medidur™ to release fluocinolone acetonide at the same rate as Retisert™; our inability to recruit patients for the Phase III Medidur™ for DME trial. Other reasons are contained in cautionary statements in the Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission, including, without limitation, under Item 3.D, "Risk Factors" therein. We do not undertake to update any oral or written forward-looking statements that may be made by or on behalf of pSivida.